1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 10, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – August 10, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for July 2017: On a consolidated basis, revenues for July 2017 were approximately NT$71.61 billion, a decrease of 14.9 percent from June 2017 and a decrease of 6.3 percent from July 2016. Revenues for January through July 2017 totaled NT$519.38 billion, an increase of 3.5 percent compared to the same period in 2016.

TSMC July Revenue Report (Consolidated):

(Unit:NT$ million)
Period	July 2017	June 2017	M-o-M Increase (Decrease) %	July 2016	Y-o-Y Increase (Decrease) %	January to July 2017	January to July 2016	Y-o-Y Increase (Decrease) %

Net Revenues	71,611	84,187	(14.9)	76,392	(6.3)	519,381	501,697	3.5

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

July	Net sales	71,611,190	76,391,654
Jan. - July	Net sales	519,380,802	501,696,861

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	46,095,037	8,767,590
TSMC Global**	258,147,064	9,379,050

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	335,421,374	37,310,868

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	38,236,291	16,366,735
	Mark to Market Profit/Loss	167,056	61,065
	Unrealized Profit/Loss	89,404	50,088
Expired Contracts	Notional Amount	212,800,790	45,806,781
	Realized Profit/Loss	1,153,260	49,418
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	12,830,111
	Mark to Market Profit/Loss	45,407
	Unrealized Profit/Loss	66,582
Expired Contracts	Notional Amount	64,566,229
	Realized Profit/Loss	391,495
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	333,895
	Mark to Market Profit/Loss	1,408
	Unrealized Profit/Loss	5,954
Expired Contracts	Notional Amount	1,895,126
	Realized Profit/Loss	13,374
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	4,697,160
	Mark to Market Profit/Loss	—	24,558
	Unrealized Profit/Loss	(35)	54,501
Expired Contracts	Notional Amount	1,437,022	15,109,875
	Realized Profit/Loss	5,684	58,172
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	855,892
	Mark to Market Profit/Loss	35,374
	Unrealized Profit/Loss	35,374
Expired Contracts	Notional Amount	4,825,996
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(49,880)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,596,775
	Mark to Market Profit/Loss	4,512,884
	Unrealized Profit/Loss	(2,847)
Expired Contracts	Notional Amount	8,432,775
	Realized Profit/Loss	(41,871)
Equity price linked product (Y/N)		N